FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               21 December, 2006


                               File no. 0-17630


                         CEMENT INVESTMENT IN IRELAND



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: CEMENT INVESTMENT IN IRELAND


N      E      W      S              R      E      L      E      A      S     E





                                                                21 December 2006





                CRH ANNOUNCES MAJOR CEMENT INVESTMENT IN IRELAND





CRH plc, the international building materials group, announces that its Irish subsidiary, Irish Cement Limited, is commencing a EUR200m investment project to modernise its Platin Cement Works near Drogheda in Ireland .



The new plant - CRH's largest ever single investment in Ireland - comprises a new kiln line and milling facility and will replace the older of the two existing kilns. It will increase the cement capacity of Platin Works from approximately 2 million tonnes to 2.8 million tonnes and will ensure that adequate supplies of cement are available in Ireland for the future.



Platin Works has been in operation since 1972 and has been both the primary source of cement in Ireland for the past 30 years and a major employer in the Drogheda area. The new plant is expected to be commissioned in late 2008 and will secure continuing employment in the cement industry in Drogheda , where CRH began producing cement in 1938.



The investment will create an ultra-modern, energy efficient plant, meeting world best practice emissions standards. It will also facilitate the production of environmentally friendly cements with lower carbon intensity.



Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said "This major project is a clear sign of CRH's commitment to meeting the long-term needs of an expanding Irish economy and construction sector, through ongoing investment in state-of-the-art production facilities across the wide range of its activities".







Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller








       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 December, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director